UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INSCI CORP.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

45765T106

(CUSIP Number)

Yaron Eitan

Selway Partners, LLC

52 Forest Avenue

Paramus, NJ 07652

201-712-9498

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications)

copy to: Spencer W. Franck, Jr.

Saul Ewing LLP

1200 Liberty Ridge Drive, Suite 200

Wayne, PA 19087-5055

610-251-5082

April 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45765T106

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Selway Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 8,217,363* 8. Shared Voting Power 0 9. Sole Dispositive Power 8,217,363* 10. Shared Dispositive Power 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,217,363*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.74%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This amount includes 3,570,910 shares beneficially owned by Selway Management, Inc., a Delaware corporation (“Selway Management”) wholly owned by Selway Partners, which has the power to vote and dispose of Selway Management’s securities. This amount also includes warrants to purchase shares of the Issuer’s Series A Preferred Stock, which are convertible into 272,727 shares of the Issuer’s Common Stock.

**	Based on 20,680,284 shares of the Issuer’s Common Stock outstanding as of March 31, 2004.

CUSIP No. 45765T106

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) CIP Capital L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 2,774,515* 8. Shared Voting Power 0 9. Sole Dispositive Power 2,774,515* 10. Shared Dispositive Power 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,774,515*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.42%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	This amount includes warrants to purchase shares of the Issuer’s Series A Preferred Stock, which are convertible into 272,727 shares of the Issuer’s Common Stock.
**	Based on 20,680,284 shares of the Issuer’s Common Stock outstanding as of March 31, 2004.

CUSIP No. 45765T106

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to a Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 25, 2000 (the “Schedule 13D”), an Amendment No. 1 to Schedule 13D filed with the SEC on July 6, 2001 (the “Amendment No. 1”), and an Amendment No. 2 to Schedule 13D filed with the SEC on April 11, 2003 (the “Amendment No. 2”). This Amendment No. 3 amends and supplements Schedule 13D, Amendment No. 1 and Amendment No. 2. Information in the Schedule 13D, Amendment No. 1 and Amendment No. 2 remains in effect except to the extent that it is superceded by the information in this Amendment No. 3. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1 and Amendment No. 2.

Item 1.	Security and Issuer.

This Amendment No. 3 relates to the Common Stock of the Issuer.

Item 2.	Identity and Background.

(a)	Name:

1. Selway Partners, LLC (“Selway Partners”)

2. CIP Capital L.P. (“CIP”)

(b)	Business Address:

1. 52 Forest Avenue, Paramus, New Jersey 07652

2. 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087

(c)	State of Organization:

1. New Jersey

2. Delaware

(d)	Principal Business:

1. Selway Partners provides companies with a unique blend of capital, expertise, and commitment. Selway Partners funds a carefully selected number of promising ideas and projects within the information technology and telecommunications markets. In addition to capital, Selway Partners offers strategic, financial, and operational management support and technology expertise.

2. CIP is a limited partnership operating as a Small Business Investment Company under the provisions of Section 301(c) of the Small Business Investment Act of 1958, as amended.

CUSIP No. 45765T106

Information as to each manager, director or officer of each Reporting Person is set forth on Schedule I hereto.

(e)	Criminal Proceedings in Last Five Years:

None of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any individual named on Schedule I hereto, has been party to any event which would require reporting under this item.

(f)	Civil Securities Proceeding in Last Five Years:

None of the Reporting persons nor, to the best of the Reporting Persons’ knowledge, any individual named on Schedule I hereto, has been party to any event which would require reporting under this item.

Item 3.	Source and Amount of Funds or Other Consideration.

Selway Partners and CIP funded the acquisition of securities as set forth in Item 4.

Item 4.	Purpose of Transaction.

On March 31, 2004, the Issuer filed an amendment to the Amended and Restated Certificate of Designation of the Issuer (the “Amended Designation”), increasing the total number of authorized shares of Series C Convertible Preferred Stock of the Issuer (the “Series C Preferred Stock”) to 6,014,686, and reducing the authorized number of shares of Series A Preferred Stock and Series B Preferred Stock to 1,668,274 and 2,317,040, respectively.

The purpose of filing the Amended Designation was to increase the number of the Issuer’s authorized number of shares of Series C Preferred Stock so as to permit Selway Partners, CIP and the Issuer to enter into a Series C Convertible Preferred Stock Purchase Agreement dated as of March 31, 2004 (the “Series C Purchase Agreement”), pursuant to which the Issuer would issue 415,863 shares of Series C Preferred Stock to each of Selway Partners and CIP, for an aggregate total of 831,726 shares (the “Series C Shares”). In consideration of Series C Shares, Selway Partners and CIP agreed to surrender their Series A Debentures, which had an aggregate balance of $1,613,216 as of March 31, 2004, to the Issuer for cancellation.

In connection with the Series C Purchase Agreement, the Issuer, Selway, CIP, SCP Private Equity Partners II, L.P. (“SCP”) and CSSMK, LLC (“CSSMK”) also entered into an Amended and Restated Stockholders Agreement, pursuant to which Selway and CIP became parties to that certain Stockholders Agreement by and among the Issuer, SCP and CSSMK dated as of December 31, 2003. SCP, CSSMK, Selway and CIP and the Issuer also executed a waiver and consent (the “Waiver and Consent”), pursuant to which the parties waived any preemptive, antidilution or other rights triggered by the transactions contemplated in the Series C Purchase Agreement. The Waiver and Consent also acknowledged that the Series C Shares were “Registrable Securities” as such term is defined in the Amended and Restated Registration Rights Agreement by and among the Issuer, SCP, Selway Partners, CIP, Selway Management Inc. dated as of September 4, 2003 (which CSSMK later joined pursuant to a Joinder Agreement dated as of December 31, 2003). The closing of the transactions contemplated by the Series C Purchase Agreement occurred on April 13, 2004.

CUSIP No. 45765T106

The Reporting Persons have and are acquiring the securities of the Issuer described in this Amendment No. 3 as an investment. Except as set forth above, the Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (b) through (j) of Item 4 of Schedule 13D. However, all of Selway Partners’ and CIP’s investments are made with the intention of exiting within a matter of a few years. Accordingly, a future proposal or plan for the sale of the Issuer or of the Reporting Persons’ interest in the Issuer by the Reporting Persons is possible. The Reporting Persons reserve the right to change their plans at any time.

Item 5.	Interest in Securities of the Issuer

(a-b) Selway Partners may be deemed to be the beneficial owner with the sole power to vote and dispose of a total of 8,217,363 shares of the issuer’s Common Stock (or 39.74% of the outstanding common stock of the Issuer). CIP may be deemed to be the beneficial owner with the sole power to vote and dispose of a total of 2,774,515 shares of the Issuer’s Common Stock (or 13.42% of the outstanding Common Stock of the Issuer).

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise set forth in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons with respect to any securities of the Issuer.

CUSIP No. 45765T106

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

1.	Series C Convertible Preferred Stock Purchase Agreement dated as of March 31, 2004, by and among INSCI Corp., Selway Partners, LLC and CIP Capital, L.P.

2.	Amended and Restated Stockholders Agreement dated as of March 31, 2004, by and among INSCI Corp., Selway Partners, LLC, CIP Capital, L.P., SCP Private Equity Partners II, L.P. and CSSMK, LLC.

3.	Amendment to the Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock dated as of March 31, 2004.

4.	Waiver and Consent dated as of March 31, 2004, among INSCI Corp., Selway Partners, LLC, CIP Capital, L.P., SCP Private Equity Partners II, L.P., and CSSMK, LLC.

CUSIP No. 45765T106

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Selway Partners, LLC

By:	/s/ YARON EITAN

Name:	Yaron Eitan
Title:	Chief Executive Officer

CIP Capital L.P. By: CIP Capital Management, Inc., Its General Partner

By:	/s/ EDWARD J. CAREY

Name:	Edward J. Carey
Title:	President

CUSIP No. 45765T106

EXHIBIT INDEX

EXHIBIT 1	Series C Convertible Preferred Stock Purchase Agreement dated as of March 31, 2004, by and among INSCI Corp., Selway Partners, LLC and CIP Capital, L.P.

EXHIBIT 2	Amended and Restated Stockholders Agreement by and among INSCI Corp., Selway Partners, LLC, CIP Capital, L.P., SCP Private Equity Partners II, L.P. and CSSMK, LLC, dated as of March 31, 2004.

EXHIBIT 3	Amendment to the Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, dated as of March 31, 2004.

EXHIBIT 4	Waiver and Consent among INSCI Corp., Selway Partners, LLC, CIP Capital, L.P., SCP Private Equity Partners II, L.P., and CSSMK, LLC, dated as of March 31, 2004.

SCHEDULE I

1.	Selway Partners, LLC

Members

SCP Private Equity Management Company, LLC

SCP Private Equity Partners, L.P.

SCP Private Equity Partners II, L.P.

CIP Capital, L.P.

T/D Winston J. Churchill f/b/o John Justin Churchill

Managers

Yaron Eitan

Winston Churchill

Charles Freyer

2.	CIP Capital, L.P.

General Partner

CIP Capital Management, Inc.

Limited Partners

CIP Capital, Inc.

LDR Capital Partners

Maryland Bureau of Economic Employment Development

Safeguard Scientifics

AK Investments Incorporated

David D. Kim Trust

John T. Kim Trust

Susan Y. Kim Trust

Small Business Administration